July 30, 2024

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Paper Company

Form 10-K for the Year Ended December 31, 2023

File No. 001-03157

Dear Ms. Clark and Mr. Blume:

We are writing in response to your letter dated June 26, 2024, setting forth the comments of the U.S. Securities and Exchange Commission (the “Staff”) on International Paper Company’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). This letter sets forth the responses of the Company to comments contained in your letter relating to the above-mentioned filing. The comments of the Staff are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of its Quarterly Report on Form 10-Q for the period ended June 30, 2024, filed on July 26, 2024, that address the Staff’s comments.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and

Results of Operations Executive Summary, page 30

1.	Please revise future filings to remove accelerated depreciation adjustments from your non-GAAP measures.

Response

In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2024, the Company excluded accelerated depreciation from special items used in the determination of non-GAAP measures.

2.

We note your response to comment 2 and are unclear why you believe the term “Invested in capital projects, less insurance recoveries” is “synonymous with capital expenditures.” Accordingly, to the extent that you include insurance recoveries in a non-GAAP free cash flow measure, please revise your description to indicate that it represents adjusted free cash flow or a similar title. Within your statement of cash flows, also ensure that you present capital expenditures and insurance proceeds on a gross basis pursuant to ASC 230-10-45-26. Tell us if you received material insurance proceeds during any annual period presented.

Response

The Company revised its disclosures included in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024, which were filed on April 26, 2024 and July 26, 2024, respectively, to remove the reference to “less insurance recoveries” on the Condensed Consolidated Statement of Cash Flows along with the page 25-26 discussion of free cash flow as a non-GAAP measure and reconciliation of cash from operations to free cash flow. There were no insurance recoveries in any of the periods presented in our March 31, 2024, and June 30, 2024 Form 10-Q or in all of 2023. In future periods, when there are insurance recoveries, we will present those separately from the “Invested in Capital Projects” amount in the statement of cash flows, which represents our capital expenditures. We will continue to present the statement of cash flows and free cash flow consistent with the presentation used in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024.

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

July 30, 2024

Results of Operations, page 31

3.

We note your proposed disclosures in response to comment 4. As previously noted in our comment, since you identify “Business Segment Operating Profits (Loss)” as a non-GAAP measure, your presentation must fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Non-GAAP C&DIs”). Consistent with our comment above please remove the “Accelerated depreciation” adjustment from your non-GAAP presentations. Also, address how the “Legal reserve adjustments” and “Corporate expenses, net” adjustments included within this measure comply with Question 100.01 of the Non-GAAP C&DI’s. Tell us the specific items included within these adjustments and your assessment regarding whether they represent normal, recurring, cash expenses necessary to operate your business.

Response

In previous filings, we reported total business segment operating profits (loss) which was a non-GAAP measure and included a reconciliation of total business segment operating profit (loss) to the most comparable GAAP measure. The Company chose to remove “Total Business Operating Segment Profit (Loss)” as a non-GAAP measure from the Quarterly Report on Form 10-Q for the period ended June 30, 2024, and will also exclude this from future filings. In future filings, we will only report ASC 280 business segment operating profit (loss) measure in MD&A. The Company excluded “Legal reserve adjustments” and “Corporate expense, net” from the determination of “Business Segment Operating Profits (Loss)” to provide investors with a comparable basis relative to other periods presented to evaluate the performance of our ongoing business. The “Legal reserve adjustments” which was excluded in the determination of “Business Segment Operating Profits (Loss)” via inclusion in our special items, relates to the settlement of claims pertaining to a line of business exited more than 20 years ago. The settlement cost does not contribute to the ongoing revenues of the Company, and therefore, is not deemed reflective of our current operations, revenue generating activities, business strategy, industry, and regulatory environment. It should be noted that we do not exclude legal costs associated with current business operations in our segment level performance measures. “Corporate Expense, net” is comprised of various expenses not associated with revenue generating activities of the Company. This amount primarily includes environmental remediation costs at closed facilities of businesses no longer part of our portfolio and costs associated with tax planning structures. These amounts are not allocated to the businesses on the basis that these costs do not contribute to or support the ongoing business segment operations. “Corporate expense, net” is not excluded from our determination of Adjusted Operating Earnings, our consolidated non-GAAP earnings measure.

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

July 30, 2024

Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Business and Significant Accounting Policies

Inventories, page 57

4.

Your proposed revisions in response to comment 7 suggest that a lower of cost or net realizable value assessment is applied to all inventories, including inventory measured using the LIFO method. Since LIFO inventory should be valued at the lower of cost or market pursuant to ASC 330-10-35-1B and -2, please clarify for us how you historically accounted for the subsequent measurement of inventories determined using the LIFO, FIFO, and average cost methods and revise your disclosures accordingly.

Response

The Company accounts for most U.S. based inventory using the LIFO method and in turn that inventory has historically been and continues to be valued at the lower of cost or market based on ASC 330-10-35-1C. Approximately 81% of our total raw materials and finished goods inventory as of December 31, 2023, are valued using LIFO. The remainder of our inventories are accounted for using the average cost method and therefore has historically been and continues to be valued at the lower of cost or net realizable value in accordance with ASC 330-10-35-1B. The Company has not historically had material adjustments under either the lower of cost or market / net realizable value models. The Company will enhance its disclosure of inventory measurement within the Summary of Business and Significant Accounting Policies footnote in applicable future filings with the Commission to clarify that we measure all non-LIFO inventories at the lower of cost or net realizable value and that we measure LIFO valued inventories at the lower of cost or market.

The Company will revise its disclosure beginning with its Annual Report on Form 10-K for the year ending December 31, 2024, discussing inventory within the Summary of Business and Significant Accounting Policies footnote, as follows:

“Inventories include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. In the United States, costs of raw materials and finished pulp and paper products, are generally determined using the last-in, first-out method. These inventories are measured at the lower of cost or market. Other inventories are valued using the first-in, first-out or average cost methods. These inventories are measured at the lower of cost or net realizable value.”

Note 21 Financial Information by Business Segment and Geographic Area, page 90

Inventories, page 57

5.

Your response to prior comment 8 indicates that you include sales volumes by market channel within earnings releases and annual and quarterly reports “as another data point to evaluate current market dynamics and current demand trends” and that your chief operating decision maker (“CODM”) “is not routinely provided with information at an end-market or product line level.” Although we understand you do not manage your segments at such a level, please further clarify why quantifying revenues of these or similar product categories is not required pursuant to ASC 280-10-50-40. In doing so, provide us with a summary of all revenue information provided to your CODM and the frequency such information is provided.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company discloses revenues based on its reportable segments: Industrial Packaging (“IPG”) and Global Cellulose Fibers (“GCF”). The Company believes that the products produced and sold by each of these segments, including the products noted in the Staff’s comment, in all material respects constitute groups of similar products, and that further disaggregation of revenues within these groups is therefore not required by ASC 280-10-50-40.

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

July 30, 2024

When evaluating if the product sales within our reporting segments should be further disaggregated pursuant to ASC 280-10-50-40, we considered if the nature of our products are sufficiently similar not requiring further disaggregation since doing so would not provide users with decision useful information. In making this assessment, we considered the general aggregation framework in ASC 280-10-50-11 in evaluating whether the products produced and sold are similar within our IPG and GCF reportable segments.

Industrial Packaging

IPG is a vertically integrated business. Containerboard is produced at various mills, whether derived from recycled corrugated packaging or produced using virgin fiber. This containerboard is then utilized by corrugated packaging facilities to create corrugated packaging in line with customer specifications. The corrugated packaging facilities have minimal inputs beyond the containerboard produced by Company mills, mainly glue, wax and ink.

Fiber-based packaging products can take various forms depending on the end use by our customers and are produced from a homogeneous material in a consistent manner using similar inputs and processes to produce the finished goods. In addition, most of the Company’s fiber-based packaging products serve the same basic function regardless of the customer or end use. The distribution of products is similar due to the nature of our vertically integrated packaging business. For these reasons, the Company concluded that these products are a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use and common customer type.

Global Cellulose Fibers

Regarding GCF, the primary raw material used in this segment is cellulose fibers derived from softwood pulp. Cellulose fibers are processed at our GCF mills dependent on the ultimate application of that pulp for customers end-use, such as in baby diapers, feminine hygiene products, paper, or tissue. The production process used in producing various grades are consistent with any process variations based on the ultimate customer end use. There is not significant variation in the types or class of customers of the GCF segment with the product serving the same basic function with the only differentiation being different grades of pulp output. Additionally, our products are distributed through similar channels depending on the customer market: U.S.-based or export. For these reasons, the Company concluded that these products are a single group of similar products in the context of ASC 280-10-50-40 given their similar nature, end-use and common customer type.

Chief Operating Decision Maker package

In response to your letter dated June 26, 2024, we reviewed the CODM package for the fourth quarter 2023 and first quarter of 2024 to identify revenue specific information provided to the CODM. The CODM package is the combination of the three quarterly reporting packages for our three operating segments: North American IPG (“NA IPG”), EMEA IPG and GCF.

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

July 30, 2024

The IPG CODM package does not include direct reporting of sales revenue that corresponds to the level of detail included in the Sales Volume By Product table. Additionally, there was no discussion of recycling, saturated kraft or gypsum in the CODM materials. There are instances in which tonnage and price per ton information is provided for containerboard and corrugated packaging, but that information does not include sales dollars by that split as the CODM focus is on total integrated NA IPG and EMEA IPG revenue as opposed to levels below this. As mentioned in our initial response, sales volume by product information is presented to provide insight into market dynamics as opposed to use in evaluating performance or the strategic decision-making process. Information provided to the CODM supports the view that IPG is a vertically integrated business with a focus more on what is driving the overall profitability of the business as opposed to the sales performance of any individual grade. Total revenue information is presented in the CODM package on a combined basis and not at a level below this. The CODM package addresses top line performance in a limited manner through isolated volume, price or mix information. That information is presented to analyze our measure of business segment operating performance as opposed to changes in top line revenue. We have provided a summary, as an appendix to this letter, of the information provided to the CODM for NA IPG related to revenue (refer to Appendix A). Our summary is focused on NA IPG CODM revenue information based on it being the most material operating segment and the one that corresponds to the information in the Sales Volume by Product table referenced in your comment. The items noted in the summary are routinely provided to the CODM each quarter. The approach to analysis of results in the CODM package aligns with our external approach to bridging earnings results from one period to the next using a standard set of drivers (price/mix, volume, operating costs, etc.). This aligns with our external focus of explaining bottom line results with limited discussion of top line revenue.

The Company will continue to evaluate the disclosure of disaggregated revenue in future filings, especially with a new CODM effective May 1, 2024. This could result in future changes to the CODM package as well as key performance metrics. Based on the current state of internal reporting, we believe our current disclosures provide the appropriate level of revenue information in accordance with ASC 280-10-50-40.

* * * * *

If you have any questions relating to this letter, please contact Amanda Jenkins, Senior Counsel to the Company at (901) 419-1062 (Amanda.Jenkins@ipaper.com) or Eric T. Juergens of Debevoise & Plimpton LLP at (212) 909-6301.

Sincerely,

/s/ Timothy S. Nicholls

Timothy S. Nicholls
Chief Financial Officer

Heather Clark

Andrew Blume

U.S. Securities and Exchange Commission

July 30, 2024

Appendix A

North America Industrial Packaging (NA IPG)

Summary of CODM revenue materials (note all items presented quarterly)

•	NA IPG 50/50 Full Year Forecast – Includes actual revenue and forecasted revenue for NA IPG.

•

NA IPG forecast assumptions – volume information (metric tons) for corrugated packaging, containerboard domestic and export and price information ($ per ton) for corrugated packaging, containerboard domestic & export.

•	NA IPG Financial Performance Trends – Total revenue by quarter.

•	IP Containerboard summary – No direct revenue information but discusses price trends for domestic and export and generally discusses volume for NAC, domestic, and export.

•

Corrugated packaging quarter results & outlook – No direct revenue information but generally discusses price and volume trends including percentage of volume change for National Accounts, Local Accounts, and Total.

•	Corrugated packaging demand – No direct revenue information but discusses volume results compared to the industry and forecast.

•	Corrugated packaging performance quarterly – No direct revenue information but includes analysis of period-to-period volume changes.

•	Corrugated packaging performance – Forecast– No direct revenue information but includes analysis of period-to-period forecasted volume changes.

•	Corrugated packaging pricing trends – trend analysis of invoiced tons ($/short ton) of corrugated packaging.

•	Quarterly NA IPG performance summary – total revenue; average price per ton and percentage change in demand information for corrugated packaging and containerboard.